August 21, 2006

Mail Stop 3561

Via U.S. mail and facsimile

Angeni Singh
Breezer Ventures, Inc.
2416 Main Street, Suite 117
Vancouver, British Columbia
Canada V5T 3E2

Re :     Breezer Ventures, Inc.
File No.  333-129229
Form SB-2, Amendment 4, filed July 26, 2006

Dear Ms. Singh:

      We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please remove any disclosure throughout the prospectus which is inconsistent with the necessity that the sales price to the public be fixed at $0.05 per share for the duration of the offering. One example is the last sentence of the third paragraph of the cover page, which sentence states:
"If our common stock becomes quoted on the Over the Counter
Bulletin
Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale."
  Another example is the first paragraph of the "Plan of Distribution" section.
2. Please include in the list of exhibits the updated accountant`s consent which you have filed as an exhibit with this amended registration statement.
3. As appropriate, please amend the registration statement to include updated financial statements and an updated accountants` consent.

Closing Comments

      As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Susann Reilly at 202-551-3236 if you have any questions.

					Sincerely,



      John Reynolds
					Assistant Director
      Office of Emerging Growth Companies

cc:  Thomas P. Erwin, Erwin and Thompson
      By facsimile to 775-786-1180
Angeni Singh
Breezer Ventures, Inc.
August 22, 2006
Page 2